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000-24520 SEC FILE NUMBER

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	July 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

W Technologies, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

9440 Santa Monica Blvd., Suite 301
Address of Principal Executive Office (Street and Number)

Beverly Hills, CA 90210
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be ﬁled on or before the ﬁfteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be ﬁled on or before the ﬁfth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As disclosed by W Technologies, Inc. (the “Company”) in its Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on August 4, 2021, as amended, on July 29, 2021, the Company closed a share exchange (the “Exchange”) pursuant to which Krypto Ventures, Inc. became a wholly owned subsidiary of the Company and the business of Krypto Ventures, Inc. became the business of the Company. Also, as disclosed by the Company in its Current Report on Form 8-K filed with the SEC on September 30, 2021, as amended, effective September 30, 2021, Slack & Company CPAs LLC (“Slack”) resigned as the Company’s independent registered public accounting firm, in connection with Slack’s decision to no longer audit public companies. On the same date, the Company’s Board of Directors appointed Hudgens CPA, PLLC (“Hudgens”) as the Company’s new independent registered public accounting firm. As a result of the Exchange and the change of auditors, Hudgens was unable to release to the Company its audit opinion in sufficient time to allow the Company to meet its October 29, 2021 filing deadline for the Company’s Annual Report on Form 10-K for the fiscal year ended July 31, 2021 (the “Form 10-K”), without unreasonable effort and expense. The Company expects to file the Form 10-K no later than November 15, 2021.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Laura Anthony, Esq.	(561)	514-0936
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

W TECHNOLOGIES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	October 29, 2021	By:	/s/ Aleksandr Rubin
Name: Aleksandr Rubin
Title: Chief Executive Officer